                                                      REGISTRATION NO. 333-49315
                                                FILED PURSUANT TO RULE 424(b)(3)

Supplement to the Proxy Statement/Prospectus dated July 16, 1998

                                   PETROFINA

     This Prospectus Supplement of PetroFina ("PetroFina" or "Parent") updates, modifies and amends, and is intended to be a part of, and read together with, the accompanying Prospectus dated July 16, 1998 (the "Prospectus"). Capitalized terms used in the Prospectus Supplement without definition shall have the meanings given them in the Prospectus.

                              RECENT DEVELOPMENTS

     Set forth below is a description of certain significant developments relating to PetroFina.

MERGER OF FINA, INC.

     On August 5, 1998, Fina, Inc. (the "Company") held a special meeting of stockholders to vote on the Agreement and Plan of Merger dated as of February 17, 1998, as amended (the "Merger Agreement") and merger (the "Merger") pursuant to which the Company would become an indirect wholly-owned subsidiary of Parent. The Merger Agreement and Merger were approved by 29,905,856 of the 31,247,172 shares of common stock, par value US $.50 per share ("Shares") then outstanding. As of August 5, 1998 the Company is 100% owned by Petrofina Delaware, Incorporated, a wholly-owned subsidiary of Parent.

     Pursuant to the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent or its subsidiaries and Shares for which a stockholder exercised appraisal rights) was converted into the right to receive (A) US $60 plus (B) one warrant (a "PetroFina Warrant") to purchase nine-tenths (0.9) of one American Depositary Share (a "PetroFina ADS"), each PetroFina ADS representing one-tenth (0.1) of one ordinary voting share of Parent. The PetroFina Warrants are exercisable until the close of business on August 5, 2003 and have an exercise price of US $42.25 per PetroFina ADS, subject to adjustment. Thus, a holder of 10 PetroFina Warrants may purchase nine PetroFina ADSs for an aggregate purchase price of US $380.25. The PetroFina Warrants are listed on The New York Stock Exchange, Inc.

RESULTS OF OPERATIONS FOR SIX-MONTHS ENDING JUNE 30, 1998

     On August 11, 1998, PetroFina released its results for the six months ending June 30, 1998.

     Those results are summarized below. The results for 1998 are set forth (and results for 1997 have been restated) in accordance with U.S. GAAP.

     PetroFina's consolidated recurring profit for the first six months of 1998 amounted to BEF 10.96 billion, comparable with BEF 11.04 billion for the first half of 1997.

     PetroFina's consolidated unaudited profit for the first half of 1998 amounted to BEF 9.71 billion compared to BEF 10.95 billion for the first half of 1997. The results of the first half of 1998 include capital gains of BEF 2.7 billion, arising mainly from the sale of Upstream assets in the United States and Downstream assets in Africa, a write-down of BEF 4.3 billion in the value of stock as a result of a decline in oil prices, as well as other non-recurring results of BEF 0.2 billion.

     Cash flow increased 10% from BEF 28.1 billion in the first half of 1997 to BEF 31 billion for the six-months ending June 30, 1998. Financial debt at the end of June 1998 was BEF 92.7 billion compared to BEF 95.3 billion a year earlier.

     During the six months ending June 30, 1998, the performance of the Downstream sector was sustained by higher refining margins in Europe, appreciation of the dollar, excellent operations and growth in sales through the Fina network. However, the downstream sector was subject to the negative impact of realized inventory losses of BEF 1.7 billion.

     In the Upstream sector, the negative impact on the results of a 43% fall in oil prices was partially offset by higher production of oil and gas, and the strength of the gas prices in the United States.

     In the Chemicals sector, the buoyancy of monomers in Europe and the recovery in styrenics in the U.S., compared to the first half in 1997, led to a 10% increase in the recurring profit of the chemicals sector.

     In the Paints segment, Parent announced in July the strategic enlargement of its subsidiary Sigma with the merger of the paints operations of the Lafarge group. Parent will retain about 80% of Sigma while the Lafarge group will acquire around 20%. The enlarged Sigma group will be one of the three leaders in the decorative paint sector in Europe due to the complementary geographic operations and substantial potential synergies. The agreement should be finalized before the end of 1998.

     Set forth below are certain unaudited financial data for PetroFina for the six months ended 1998 and 1997.

                                                          EUROPE AND REST
                                         NORTH AMERICA     OF THE WORLD          CONSOLIDATED
                                         --------------   ---------------   -----------------------
HALF YEAR FINANCIAL HIGHLIGHTS (IN BEF)  1997     1998     1997     1998       1997         1998
---------------------------------------  -----   ------   ------   ------   ----------   ----------
A. RECURRENT INCOME PER SEGMENT(*)
   (MILLION BEF)
Upstream..............................   1,124      586   11,788    8,894       12,912        9,480
Downstream............................   1,111    1,278    4,289    4,316        5,400        5,594
Chemicals.............................   2,630    2,774    3,157    3,601        5,787        6,375
Paints................................                       817    1,053          817        1,053
Other activities......................    (395)    (494)    (430)    (224)        (825)        (718)
                                         -----   ------   ------   ------   ----------   ----------
Operating income......................   4,470    4,144   19,621   17,640       24,091       21,784
Net financial charges.................                                          (2,384)      (2,010)
Taxes.................................                                         (10,290)      (8,485)
                                                                            ----------   ----------
Recurrent consolidated net income.....                                          11,417       11,289
Group net income (recurrent)..........                                          11,043       10,957
Non recurrent charges and revenues....                                             (67)      (1,351)
Consolidated Results..................                                          11,350        9,938
Group consolidated results............                                          10,950        9,706
Minority interest.....................                                             400          232

B. NON RECURRENT ELEMENTS
   (MILLION BEF)
Capital gains on assets sold
Upstream..............................     284    1,097               604          284        1,701
Downstream............................               69               965            0        1,034
Non cash LIFO inventory write down
Downstream............................             (531)           (2,013)           0       (2,544)
Chemicals.............................           (1,738)                             0       (1,738)
Other non recurrent charges...........                      (251)    (251)        (251)        (251)
Tax on non recurrent items............    (100)     386                61         (100)         447
Total non recurrent elements..........     184     (717)    (251)    (634)         (67)      (1,351)

C. CASH FLOW
   (MILLION BEF)......................                                          28,130       31,039

D. DATA PER SHARE
   (BEF PER SHARE)
Net earnings..........................                                             470          414
Cash flow.............................                                           1,208        1,325
Average number of shares outstanding...                                     23,280,791   23,420,432

E. OPERATING REVENUES
Upstream..............................                                          36,115       46,854
Downstream............................                                         269,334      271,338
Chemicals.............................                                          44,766       40,537
Paints................................                                          14,957       16,245
Other activities......................                                              55          274
Inter-segment sales...................                                         (24,864)     (22,372)
                                                                            ----------   ----------
Operating revenue.....................                                         340,363      352,876

                                                          EUROPE AND REST
                                         NORTH AMERICA     OF THE WORLD          CONSOLIDATED
                                         --------------   ---------------   -----------------------
HALF YEAR FINANCIAL HIGHLIGHTS (IN BEF)  1997     1998     1997     1998       1997         1998
---------------------------------------  -----   ------   ------   ------   ----------   ----------
F. OPERATING DATA
   (MILLION BEF)
Dollar average rate (BEF/USD).........                                           34.77        37.29
Financial debt (billion BEF)..........                                           95.30        92.70
Capital expenditure (billion BEF).....                                           16.50        18.70
Brent price (USD/barrel)..............                                           19.58        13.65
US gas price (USD/per thousand Cubic
  feet)
Crude oil production (million
  barrels)............................                                            2.73         2.15
Natural gas production (billion cubic
  feet)...............................                                           26.10        28.90
Crude processed in refineries (thousand
  tons)...............................                                          106.20       106.50
European refinery margin
  (USD/barrel)........................                                          16,495       16,858
Sales of petroleum products (thousand
  tons)...............................                                            2.40         2.70
Polymer production (tons).............                                          18,498       19,423
                                                                             1,071,708    1,108,415

---------------
(*) 1997 figures were restated following US GAAP.

                                                         EUROPE AND REST
                                         NORTH AMERICA    OF THE WORLD           CONSOLIDATED
                                         -------------   ---------------   -------------------------
 HALF YEAR FINANCIAL HIGHLIGHTS IN USD   1997    1998     1997     1998       1997          1998
 -------------------------------------   -----   -----   ------   ------   -----------   -----------
A. RECURRENT OPERATING INCOME
   PER SEGMENT
   (MILLION USD)
Upstream...............................   32.3    15.7   339.0    238.5          371.3         254.2
Downstream.............................   32.0    34.3   123.4    115.7          155.4         150.0
Chemicals..............................   75.6    74.4    90.8     96.6          166.4         171.0
Paints.................................    0.0     0.0    23.5     28.2           23.5          28.2
Other activities.......................  (11.4)  (13.2)  (12.4)    (6.0)         (23.8)        (19.2)
Operating income.......................  128.5   111.2   564.3    473.0          692.8         584.2
Net financial charges..................                                          (68.6)        (53.9)
Taxes..................................                                         (295.9)       (227.5)
Recurrent consolidated net income......                                          328.3         302.8
Group net income (recurrent)...........                                          317.6         293.8
Non recurrent charges and revenues.....                                           (1.9)        (36.2)
Consolidated Results...................                                          326.4         266.6
Group consolidated results.............                                          314.9         260.4
Minority interest......................                                           11.5           6.2

B. NON RECURRENT ELEMENTS
   (MILLION USD)
Capital gains on assets sold
Upstream...............................    8.2    29.4             16.2            8.2          45.6
Downstream.............................            1.9             25.9            0.0          27.8
Non cash LIFO inventory write down
Downstream.............................          (14.2)           (54.0)           0.0         (68.2)
Chemicals..............................          (46.6)                            0.0         (46.6)
Other non recurrent charges............                   (7.2)    (6.7)          (7.2)         (6.7)
Tax on non recurrent items.............   (2.9)   10.4     0.0      1.6           (2.9)         12.0
Total non recurrent elements...........    5.3   (19.1)   (7.2)   (17.0)          (1.9)        (36.1)

C. CASH FLOW
   (MILLION USD).......................                                          809.0         832.4

D. DATA PER SHARE
   (USD PER SHARE)
Net earnings...........................                                           13.5          11.1
Cash flow..............................                                           34.8          35.5
Average number of shares outstanding...                                     23,280,791    23,420,432

E. OPERATIONS REVENUES
   (MILLION USD)
Upstream...............................                                        1,038.7       1,256.5
Downstream.............................                                        7,746.2       7,276.4
Chemicals..............................                                        1,287.5       1,087.1
Paints.................................                                          430.2         435.6
Other activities.......................                                            1.6           7.3
Inter-segment sales....................                                         (715.1)       (599.9)
Operating revenue......................                                        9,789.1       9,463.0

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
                                                         EUROPE AND REST
                                         NORTH AMERICA    OF THE WORLD           CONSOLIDATED
                                         -------------   ---------------   -------------------------
 HALF YEAR FINANCIAL HIGHLIGHTS IN USD   1997    1998     1997     1998       1997          1998
 -------------------------------------   -----   -----   ------   ------   -----------   -----------
F. OPERATING DATA
Dollar average rate (BEF/USD)..........                                          34.77         37.29
Financial debt (billion USD)...........                                           2.74          2.49
Capital expenditure (billion USD)......                                           0.47          0.50
Brent price (USD/barrel)...............                                          19.58         13.65
US gas price (USD per thousand cubic
  feet)................................                                           2.73          2.15
Crude oil production (million
  barrels).............................                                          26.10         28.90
Natural gas production (billion cubic
  feet)................................                                         106.20        106.50
Crude processed in refineries (thousand
  tons)................................                                         16,495        16,858
European refinery margin
  (USD/barrel).........................                                           2.40          2.70
Sales of petroleum products (thousand
  tons)................................                                         18,498        19,423
Polymers production (tons).............                                      1,071,708     1,108,415